UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ______________
Commission File Number: 001-11015

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

VIAD CORP CAPITAL ACCUMULATION PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

VIAD CORP
1850 N. CENTRAL AVENUE, SUITE 1900
PHOENIX, AZ 85004-4565

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VIAD CORP CAPITAL ACCUMULATION PLAN

By: /s/ Deborah J. DePaoli
Deborah J. DePaoli
Chairman, Benefits Plans/Trusts Committee
DATE: June 24, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator and Plan Participants
Viad Corp Capital Accumulation Plan
Phoenix, Arizona

We have audited the accompanying statements of net assets available for benefits of the Viad Corp Capital Accumulation Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Phoenix, Arizona
June 24, 2014

VIAD CORP CAPITAL ACCUMULATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2013 AND 2012

	2013
	Allocated to Participants	Unallocated	Total
ASSETS
Investments at Fair Value:
Participant-Directed Investments	$150,721,561	$—	$150,721,561
Non-Participant-Directed Investments - Viad Corp Common Stock	—	121,148	121,148
Total Investments at Fair Value	150,721,561	121,148	150,842,709

Receivables:
Notes Receivable from Participants	2,330,426	—	2,330,426
Participant Contributions	205,095	—	205,095
Employer Contributions	105,105	—	105,105
Dividends on Participant-Directed Investments	72,220	—	72,220
Dividends on Non-Participant-Directed Investments	—	436	436
Total Receivables	2,712,846	436	2,713,282
Cash	8,238	—	8,238
Restricted Cash	—	4,824	4,824
Total Assets	153,442,645	126,408	153,569,053

LIABILITIES
Note Payable to Viad Corp	—	44,260	44,260
Accrued Administrative Expenses Payable	—	64,000	64,000
Total Liabilities	—	108,260	108,260

Net Assets Available for Benefits at Fair Value	153,442,645	18,148	153,460,793

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Stable Value Fund	(120,612)	—	(120,612)

Net Assets Available for Benefits	$153,322,033	$18,148	$153,340,181

			(Continued)

VIAD CORP CAPITAL ACCUMULATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2013 AND 2012

	2012
	Allocated to Participants	Unallocated	Total
ASSETS
Investments at Fair Value:
Participant-Directed Investments	$123,256,974	$—	$123,256,974
Non-Participant-Directed Investments - Viad Corp Common Stock	—	3,546,473	3,546,473
Total Investments at Fair Value	123,256,974	3,546,473	126,803,447

Receivables:
Notes Receivable from Participants	2,566,312	—	2,566,312
Participant Contributions	204,344	—	204,344
Employer Contributions	104,892	—	104,892
Dividends on Participant-Directed Investments	74,547	—	74,547
Dividends on Non-Participant-Directed Investments	—	13,474	13,474
Total Receivables	2,950,095	13,474	2,963,569
Cash	22,721	—	22,721
Restricted Cash	—	5,811	5,811
Total Assets	126,229,790	3,565,758	129,795,548

LIABILITIES
Note Payable to Viad Corp	—	1,324,300	1,324,300
Accrued Administrative Expenses Payable	—	65,000	65,000
Total Liabilities	—	1,389,300	1,389,300

Net Assets Available for Benefits at Fair Value	126,229,790	2,176,458	128,406,248

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Stable Value Fund	(376,393)	—	(376,393)

Net Assets Available for Benefits	$125,853,397	$2,176,458	$128,029,855

			(Concluded)

See Notes to Financial Statements

VIAD CORP CAPITAL ACCUMULATION PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013
	Allocated to Participants	Unallocated	Total
ADDITIONS
Contributions:
Participant contributions	$7,342,399	$—	$7,342,399
Employer contributions	—	1,270,000	1,270,000
Allocation of Viad Corp common stock at fair value	3,253,540	—	3,253,540
Additional employer contributions of Viad Corp common stock at fair value	2,889	—	2,889
Total Contributions	10,598,828	1,270,000	11,868,828

Investment Income:
Net appreciation (depreciation) in fair value investments	22,688,197	(171,785)	22,516,412
Dividends	5,981,603	66,199	6,047,802
Interest	197,785	—	197,785
Net Investment Income	28,867,585	(105,586)	28,761,999
Interest income on notes receivable from participants	101,364	—	101,364

DEDUCTIONS
Benefits paid to participants	12,099,141	—	12,099,141
Allocation of Viad Corp common stock at fair value	—	3,253,540	3,253,540
Interest expense	—	1,498	1,498
Other expenses	—	67,686	67,686
Total Deductions	12,099,141	3,322,724	15,421,865

Increase (Decrease) in Net Assets Available for Benefits	27,468,636	(2,158,310)	25,310,326

Net Assets Available for Benefits, Beginning of Year	125,853,397	2,176,458	128,029,855

Net Assets Available for Benefits, End of Year	$153,322,033	$18,148	$153,340,181

			(Continued)

VIAD CORP CAPITAL ACCUMULATION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2012
	Allocated to Participants	Unallocated	Total
ADDITIONS
Contributions:
Participant contributions	$7,128,585	$—	$7,128,585
Employer contributions	—	1,665,000	1,665,000
Allocation of Viad Corp common stock at fair value	3,171,264	—	3,171,264
Additional employer contributions of Viad Corp common stock at fair value	10,484	—	10,484
Total Contributions	10,310,333	1,665,000	11,975,333

Investment Income:
Net appreciation in fair value investments	17,295,642	1,591,202	18,886,844
Dividends	2,436,012	49,925	2,485,937
Interest	213,882	—	213,882
Net Investment Income	19,945,536	1,641,127	21,586,663
Interest income on notes receivable from participants	93,621	—	93,621

DEDUCTIONS
Benefits paid to participants	12,715,126	—	12,715,126
Allocation of Viad Corp common stock at fair value	—	3,171,264	3,171,264
Interest expense	—	5,022	5,022
Other expenses	—	67,931	67,931
Total Deductions	12,715,126	3,244,217	15,959,343

Increase in Net Assets Available for Benefits	17,634,364	61,910	17,696,274

Net Assets Available for Benefits, Beginning of Year	108,219,033	2,114,548	110,333,581

Net Assets Available for Benefits, End of Year	$125,853,397	$2,176,458	$128,029,855

			(Concluded)

See Notes to Financial Statements

VIAD CORP CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2013 AND 2012
Note 1. Description of the Plan
The following brief description of the Viad Corp Capital Accumulation Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General. The Plan, commonly known as Toward Retirement Income Management or “TRIM”, is a defined contribution plan which was established on January 1, 1985, and has been amended periodically since that date. The Plan was established for the purpose of providing retirement benefits for United States employees of Viad Corp and certain of its subsidiaries (“Viad” or the “Company”), except for those covered by a collective bargaining agreement that does not call for participation in the Plan. Employees are eligible to participate in the Plan if the position in which they work is one that would customarily have at least 1,000 hours of service in a consecutive 12-month period for which they are paid a regular fixed compensation. Any employee who is anticipated to work at this minimum level of hours is eligible to join the Plan on the first day of hire. The Plan is administered by Viad, with specific delegated power and responsibility for daily administration to the Plan committee (the “Committee”), consisting of at least three persons appointed by the Chief Executive Officer of the Company. The Plan is subject to various regulations, particularly Section 401(k) of the Internal Revenue Code (the “Code”) and the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
The Plan holds shares of Viad common stock in a trust for use in allocating shares to participants. Allocations are determined based on a formula which incorporates the total unallocated shares at the beginning of the year, total unpaid principal and interest due pursuant to a note payable and principal and interest paid on such note in the current year. Allocated shares vest fully upon allocation and dividends paid on allocated shares are reinvested pro rata in the investment elections selected by each participant with respect to their regular deferrals. As of March 31, 2014, all unallocated shares have been fully utilized and the Company is providing a matching contribution to Plan participants from shares held in treasury.
The financial statements of the Plan present separately the assets and liabilities pertaining to (a) the accounts of participants with vested rights in allocated shares (Allocated to Participants) and (b) Viad common stock not yet allocated to participants (Unallocated). Allocated shares are held in a trust and managed by T. Rowe Price Retirement Plan Services, Inc. (“T. Rowe Price”), as trustee, while unallocated shares are held by the Company’s transfer agent subject to the terms of the applicable trust.
Contributions. Participants may contribute up to 50 percent of annual compensation as defined by the Plan and may elect to contribute either on a pre-tax or after-tax (Roth) basis, or a combination of both, up to the annual limitations prescribed by the Code. Participants may also contribute amounts representing rollover distributions from other qualified plans. Participant contributions to the Plan are invested by T. Rowe Price at the direction of the participants into various investment options offered by the Plan. In addition, participants who are age 50 or older and defer the maximum allowed annually may also contribute an additional amount of “catch-up” contributions subject to annual limits prescribed by the Code. During 2013 and 2012, the Plan offered 23 and 20 mutual funds, respectively, and two common/collective trusts as investment options for participant contributions.
Matching contributions to the Plan are made by the Company and consist of Viad common stock. Participants receive a matching contribution based on the aggregate pre-tax and Roth deferrals to the Plan of 100 percent of the first three percent of Plan-eligible pay deferred by the participant and an additional matching contribution of 50 percent of each of the next two percent of Plan-eligible pay deferred by the participant for an overall maximum matching contribution of four percent of Plan-eligible annual compensation. This matching formula qualifies under the safe harbor provisions of the Code and Treasury Regulations. All matching contributions are 100 percent vested and non-forfeitable when made, and are limited to the applicable amounts prescribed by the Code. Company matching contributions once allocated are held and managed by T. Rowe Price, which invests cash received and dividend income and makes distributions to participants. Participants may exchange amounts held as matching contributions in the form of Viad common stock for any investment option available within the Plan.
Viad is required to make cash contributions to the Plan if dividends earned on unallocated shares are not sufficient to repay the Plan’s note payable to the extent required by the terms of the note. As such, during 2013 and 2012, Viad contributed $1,270,000 and $1,665,000, respectively, to the Plan. During both 2013 and 2012, the formulaically-determined allocated shares were not sufficient to match participants’ accounts and consequently Viad contributed 104 shares and 386 shares, respectively, from shares held in treasury in order for participants to receive their full matching contributions.
Viad’s Board of Directors may also provide discretionary profit-sharing allocations of additional shares of Viad common stock. These profit-sharing allocations would be made pro rata based on participant compensation and would be 100 percent vested once made. No such discretionary profit-sharing allocations were made in either 2013 or 2012.

Voting Rights. Each participant is entitled to exercise voting rights attributable to the shares allocated in their account and is notified by T. Rowe Price prior to the time that such rights are to be exercised. Shares of allocated stock for which no instructions are received are voted by the Committee as a single block in accordance with the instructions received with respect to a majority of such shares for which instruction is received, unless the Committee determines that the interest of the participants requires them to vote in a different way. The Committee votes the unallocated shares.
Participant Accounts. As record keeper for the Plan, T. Rowe Price maintains individual accounts for each Plan participant. Each participant’s account is credited with employee contributions, Company matching contributions, any rollover deposits transferred to the Plan, dividend and interest income, the net appreciation/depreciation in the fair value of the Plan’s investments and Company discretionary contributions, if any. Participant accounts are also charged with withdrawals made from the Plan. The benefit to which a participant is entitled is the total of the participant’s invested account less any outstanding participant loans.
Distributions to Participants. Benefits are paid to participants upon termination from the Company, disability, retirement or death. Any participant who terminates employment may leave their account balance with the Plan, subject to the rules for required distributions. Participants also have the option to rollover or cash-out their existing balances. Distributions of allocated Viad shares are made in cash or, if the participant elects, in the form of Viad common stock plus cash, for any fractional share. Qualified distributions from the Roth component of the Plan, including any earnings received thereon, are tax-free to the participant if taken at least five years after the year of the first Roth contribution, and if the participant has reached the age of 59½, becomes totally disabled or deceased. If the distribution is not qualified, any withdrawal from the account will be partially taxable to the participant.
Participant Loans and Hardship Withdrawals. The Plan allows participants to borrow against Plan account balances (not including the portion that the Company has contributed) in an amount not to exceed the lesser of 50 percent of a participant’s account balance or $50,000, reduced by the participant’s highest outstanding loan balance in the previous 12 months. The applicable interest rate is determined by the Committee using the prime rate at the beginning of the month in which the loan withdrawal is made, plus one percent. Loans are repaid in equal installments (ratably through payroll deductions) over a period of up to five years, except for loans that are used to purchase a home, which can be repaid over a maximum of 15 years. An administrative fee is charged for loans on a participant’s account balance.
Withdrawals of employee wage reduction contributions may be made by the participant in the event of a qualified financial hardship as described in the Plan, subject to certain tax penalties. Such withdrawals will only be considered necessary to satisfy a financial hardship if all non-taxable loans available under the Plan have already been obtained.
Plan Termination and Amendment. While it is the Company’s intention to continue the Plan, the Company has the right to terminate the Plan subject to the provisions of ERISA provided all Company contributions due at the termination date have been paid. The Company also has the right to amend the Plan from time to time. In 2007, the Plan was amended to provide for the adoption of Roth contributions, the elimination of stock holdings other than Viad common stock, the inclusion of primary beneficiaries for certain hardship withdrawal purposes and the formal adoption of military reservist distributions and non-spousal rollovers. In 2009, the Plan was amended and restated to (1) incorporate all prior Plan amendments since the last restatement, including the amendment merging the Viad Corp Employees’ Stock Ownership Plan with and into the Plan, (2) adopt applicable amendments either legally required or authorized by the Pension Protection Act of 2006 and (3) eliminate certain obsolete Plan provisions and conform other Plan provisions to current practice. In May 2011, the Plan was amended to comply with Internal Revenue Service (“IRS”) guidance for employer stock diversification by allowing participants the option to reinvest in Viad common stock after previously diversifying out of Viad common stock. In April and May 2014, the Plan was amended for legal compliance with IRS-required modifications in connection with the IRS' review of the Plan's application for a determination letter.
Note 2. Summary of Significant Accounting Policies
Significant accounting policies are as follows:
Basis of Accounting. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties. The Plan provides for various investment instruments, including mutual funds, common stock and common/collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition. The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Common stock is valued at the closing price reported on the NYSE Euronext Composite Tape on the last business day of the Plan year. The T. Rowe Price Stable Value Common Trust Fund (“Stable Value Fund”) is a common/collective trust that is valued on its net asset value (“NAV”). The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value and is based on the fair value of the underlying investments held by the fund, less its liabilities, and then adjusted by the issuer to contract value as described below. The T. Rowe Price U.S. Bond Enhanced Index Trust (“Bond Index Trust”), also a common/collective trust, is based on its NAV, which is based on the fair value of the underlying investments held by the fund, less its liabilities. All other T. Rowe Price mutual funds are valued at the quoted NAV of shares held by the Plan at year end.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest income is recorded on the accrual basis.
Fully Benefit-Responsive Stable Value Fund. The Stable Value Fund is a common/collective investment trust fund managed by T. Rowe Price which invests in a variety of investment contracts such as guaranteed investment contracts issued by insurance companies and other financial institutions and other investment products (separate account contracts and structured or synthetic investment contracts) and other similar investments that are intended to maintain a constant NAV while permitting participant-initiated, benefit-responsive withdrawals for certain events. The Stable Value Fund is considered to be fully benefit-responsive and is required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits that is attributable to the fully benefit-responsive Stable Value Fund. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value is original cost plus accrued income and deposits minus withdrawals.
The statement of net assets available for plan benefits presents the fair value of the Stable Value Fund as well as the adjustment of the fully benefit-responsive Stable Value Fund from fair value to contract value. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.
Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no redemption restrictions, redemption notice periods, or unfunded commitments pertaining to the Stable Value Fund and the redemption frequency is daily.
The existence of certain conditions can limit the Stable Value Fund’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Stable Value Fund that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Stable Value Fund or a unit holder, tax disqualification of the Stable Value Fund or a unit holder, and certain Stable Value Fund amendments if issuers’ consents are not obtained. As of December 31, 2013, the occurrence of an event outside the normal operation of the Stable Value Fund which would cause a withdrawal from an investment contract is not considered to be probable as reported in the investment manager’s annual report. To the extent a unit holder suffers a tax disqualification or legal termination event, under normal circumstances, it is anticipated that liquid assets would be available to satisfy the redemption of such unit holder’s interest in the Stable Value Fund without the need to access investment contracts. Plan management believes that the occurrence of events that would cause the Stable Value Fund to transact at less than contract value is not probable.
Bond Index Trust. The Bond Index Trust normally invests substantially all of its assets in a broad range of income producing securities which attempt to correspond to the total return performance of debt securities in the Barclays Capital Aggregate Bond Index. Investments held by the Bond Index Trust are redeemed only on a valuation date and participants are required to provide 90-day advance written notice prior to redemption. There are no other redemption notice periods, redemption restrictions or unfunded commitments.
Notes Receivable from Participants. Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Administrative Expenses. Neither the Plan nor its participants pay a direct fee for recordkeeping and related services provided by T. Rowe Price. Such costs are paid for through revenue sharing built into the expense ratio of the investments. Participants are charged a loan processing fee and participants and alternate payees are charged for the cost of legal review of qualified domestic relations orders. Expenses incidental to the operation of the Plan may be paid by the Plan or directly by the Company. In 2013 and 2012, audit and legal fees were paid by the Plan and all other Plan-related expenses were paid directly by Viad.

As indicated above, the Plan’s investment options charge management fees and operating expenses which are built in to the operating cost of the investment and referred to as an “expense ratio” or “total annual operating expense” which are deducted periodically from earnings of the investment. Consequently, these costs are not separately reflected as expenses to the Plan but as a reduction of investment income.
Payment of Benefits. Benefit payments to participants are recorded when paid. There were no participants who elected to withdraw from the Plan, but had not yet been paid, as of December 31, 2013 or 2012.
Note 3. Fair Value Measurements
The Plan classifies its investments into Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis:

		Fair Value Measurements at December 31, 2013 Using
Description	December 31, 2013	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobserved Inputs (Level 3)
Mutual funds:
U.S. equity	$67,423,657	$67,423,657	$—	$—
Retirement date	34,860,232	34,860,232	—	—
Money market	6,903,663	6,903,663	—	—
International equity	6,856,147	6,856,147	—	—
Fixed income	2,102,801	2,102,801	—	—
Total mutual funds	118,146,500	118,146,500	—	—
Common/collective trusts:
Stable value fund	8,689,049	—	8,689,049	—
Bond index fund	3,851,311	—	3,851,311	—
Total common/collective trusts:	12,540,360	—	12,540,360	—
Viad Corp common stock	20,155,849	20,155,849	—	—
Total	$150,842,709	$138,302,349	$12,540,360	$—

		Fair Value Measurements at December 31, 2012 Using
Description	December 31, 2012	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobserved Inputs (Level 3)
Mutual funds:
U.S. equity	$47,038,373	$47,038,373	$—	$—
Retirement date	28,010,906	28,010,906	—	—
Money market	7,329,009	7,329,009	—	—
International equity	5,001,449	5,001,449	—	—
Fixed income	2,000,732	2,000,732	—	—
Total mutual funds	89,380,469	89,380,469	—	—
Common/collective trusts:
Stable value fund	9,383,218	—	9,383,218	—
Bond index fund	4,188,466	—	4,188,466	—
Total common/collective trusts:	13,571,684	—	13,571,684	—
Viad Corp common stock	23,851,294	23,851,294	—	—
Total	$126,803,447	$113,231,763	$13,571,684	$—

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. The Company evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. During 2013 and 2012, there were no transfers between levels.
Note 4. Investments
Investments held as of December 31, 2013 and 2012 are as follows:

	2013		2012
Participant-Directed:
T. Rowe Price Value Fund	$20,303,687	*	$15,090,730	*
Viad Corp	20,034,701	*	20,304,821	*
T. Rowe Price New Horizons Fund	17,309,764	*	11,108,155	*
T. Rowe Price Blue Chip Growth Fund	16,119,764	*	11,478,119	*
T. Rowe Price Equity Index 500 Fund	13,156,842	*	9,361,369	*
T. Rowe Price Stable Value Common Trust Fund	8,689,049	*	9,383,218	*
T. Rowe Price Retirement 2030 Fund	7,138,401		5,106,107
T. Rowe Price Prime Reserve Fund	6,903,663		7,329,009	*
T. Rowe Price Retirement 2020 Fund	5,479,133		5,092,845
T. Rowe Price Retirement 2025 Fund	5,464,875		4,137,585
T. Rowe Price Retirement 2035 Fund	4,842,038		3,610,795
T. Rowe Price Retirement 2040 Fund	3,971,614		2,668,387
T. Rowe Price U.S. Bond Enhanced Index Trust	3,851,311		4,188,466
T. Rowe Price International Stock Fund	3,496,874		2,629,435
T. Rowe Price International Growth & Income Fund	3,359,273		2,372,014
T. Rowe Price Retirement 2015 Fund	3,212,477		3,263,710
T. Rowe Price Spectrum Income Fund	2,102,801		2,000,732
T. Rowe Price Retirement 2045 Fund	1,690,514		1,096,798
T. Rowe Price Retirement 2010 Fund	843,896		1,326,746
T. Rowe Price Retirement 2050 Fund	811,525		477,453
T. Rowe Price Retirement Income Fund	620,185		506,802
T. Rowe Price Retirement 2005 Fund	465,536		411,435
T. Rowe Price Retirement 2055 Fund	320,038		312,243
PIMCO Total Return Fund	226,168		—
Vanguard Mid Cap Index Fund	224,966		—
Vanguard Small Cap Value Index Fund	82,466		—
Total Investments Allocated to Participants	150,721,561		123,256,974

Non-Participant-Directed:
Unallocated shares of Viad Corp common stock	121,148		3,546,473
Total Investments	$150,842,709		$126,803,447
* Investment represents five percent or more of the Plan’s net assets.

Net appreciation/depreciation in fair value of investments and dividend income by major classification of investments is as follows:

	2013		2012
	Net Appreciation (Depreciation) in Fair Value of Investments	Dividend Income	Net Appreciation in Fair Value of Investments	Dividend Income
Mutual funds:
U.S. equity	$16,460,322	$2,647,435	$5,904,934	$1,417,011
Retirement date	4,989,554	1,019,809	3,209,151	622,417
Fixed income	(40,657)	102,798	116,125	93,063
International equity	901,067	105,251	658,788	95,119
Total mutual funds	22,310,286	3,875,293	9,888,998	2,227,610
Common/collective trusts	(97,081)	—	183,461	—
Viad Corp common stock - allocated	474,992	2,106,310	7,223,183	208,402
Viad Corp common stock - unallocated	(171,785)	66,199	1,591,202	49,925
	$22,516,412	$6,047,802	$18,886,844	$2,485,937
Note 5. Note Payable
The Plan’s note payable to Viad is collateralized by such cash or stock contributions made to the Plan by the Company. Minimum principal payments of $250,000 (plus interest) are due quarterly with a final payment of any remaining balance of principal and interest originally scheduled to be due on December 31, 2016. The Plan had elected to make prepayments on the note payable with no penalty. The remaining amount of $44,260 at December 31, 2013 was paid in full as of March 31, 2014. The Committee administers the payment of interest and principal on the note payable to Viad from cash contributions made by the Company as determined by the Plan documents. The interest rate on the note payable is based on a specified percentage of the London Interbank Offered Rate and is reset on a monthly basis. The average interest rate for both 2013 and 2012 was 0.2 percent.
Note 6. Exempt Party-in-Interest Transactions
Plan investments include shares of mutual funds and common/collective trusts managed by T. Rowe Price. As T. Rowe Price is the trustee as defined by the Plan, these transactions qualify as exempt party-in-interest transactions. The Plan also holds shares of Viad common stock and during 2013 and 2012 had a note payable to Viad that was paid in full as of March 31, 2014. These transactions qualify as exempt party-in-interest transactions. The Plan’s investment in Viad common stock as of December 31 was as follows:

	2013		2012
	Allocated to Participants	Unallocated	Allocated to Participants	Unallocated
Number of shares	721,192	4,361	747,600	130,577
Acquisition cost	$5,600,027	$31,513	$5,888,979	$943,549
Fair Value	$20,034,701	$121,148	$20,304,821	$3,546,473
During 2013 and 2012, 126,216 and 162,703 shares, respectively, of Viad common stock were released from shares held as security for the note payable to Viad as determined by a release formula per the Plan agreement and available for allocation to participants’ accounts as described in Note 1. However, participant activity in the Plan was such that during 2013 and 2012 a total of 126,320 and 163,089 shares, respectively, were needed to make participants’ matching contributions. The remaining 104 shares and 386 shares for 2013 and 2012, respectively, were contributed by Viad from shares held in treasury.

Note 7. Federal Income Tax Status
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to federal income tax examinations for years prior to 2009.
The IRS has determined and informed the Company by determination letter dated December 16, 2002, that the Plan and related trust were designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Company and the Plan administrator believe that the Plan is designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. In accordance with IRS procedures, the Company submitted an application for a new determination letter on September 29, 2010 and on June 20, 2014 the Company was informed by determination letter dated May 10, 2014 that the Plan and related trust remain in accordance with the applicable sections of the Code and continue to be tax-exempt.
Note 8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of total assets per the financial statements as compared to the Form 5500 as of December 31:

	2013	2012
Total assets per financial statements	$153,569,053	$129,795,548
Adjustment from fair value to contract value for fully benefit-responsive stable value fund	(120,612)	(376,393)
Total assets per Form 5500	$153,448,441	$129,419,155

VIAD CORP CAPITAL ACCUMULATION PLAN

EIN#36-1169950, Plan #002
Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2013

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor or Similar Property	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	T. Rowe Price Value Fund	Mutual Fund - 601,234 shares	$20,303,687
*	T. Rowe Price New Horizon Fund	Mutual Fund - 374,103 shares	17,309,764
*	T. Rowe Price Blue Chip Growth Fund	Mutual Fund - 249,532 shares	16,119,764
*	T. Rowe Price Equity Index 500 Fund	Mutual Fund - 264,247 shares	13,156,842
*	T. Rowe Price Stable Value Fund	Common/Collective Trust - 8,568,437 units**	8,568,437
*	T. Rowe Price Retirement 2030 Fund	Mutual Fund - 315,858 shares	7,138,401
*	T. Rowe Price Prime Reserve Fund	Mutual Fund - 6,903,663 shares	6,903,663
*	T. Rowe Price Retirement 2020 Fund	Mutual Fund - 268,717 shares	5,479,133
*	T. Rowe Price Retirement 2025 Fund	Mutual Fund - 355,323 shares	5,464,875
*	T. Rowe Price Retirement 2035 Fund	Mutual Fund - 297,422 shares	4,842,038
*	T. Rowe Price Retirement 2040 Fund	Mutual Fund - 169,655 shares	3,971,614
*	T. Rowe Price Bond Index Trust	Common/Collective Trust - 116,706 units	3,851,311
*	T. Rowe Price International Stock Fund	Mutual Fund - 214,532 shares	3,496,874
*	T. Rowe Price International Growth & Income Fund	Mutual Fund - 215,753 shares	3,359,273
*	T. Rowe Price Retirement 2015 Fund	Mutual Fund - 224,335 shares	3,212,477
*	T. Rowe Price Spectrum Income Fund	Mutual Fund - 164,796 shares	2,102,801
*	T. Rowe Price Retirement 2045 Fund	Mutual Fund - 108,297 shares	1,690,514
*	T. Rowe Price Retirement 2010 Fund	Mutual Fund - 47,357 shares	843,896
*	T. Rowe Price Retirement 2050 Fund	Mutual Fund - 62,138 shares	811,525
*	T. Rowe Price Retirement Income Fund	Mutual Fund - 41,961 shares	620,185
*	T. Rowe Price Retirement 2005 Fund	Mutual Fund - 36,032 shares	465,536
*	T. Rowe Price Retirement 2055 Fund	Mutual Fund - 24,752 shares	320,038
*	T. Rowe Price PIMCO Total Return	Mutual Fund - 21,157 shares	226,168
*	T. Rowe Price Vanguard Mid Cap Ind Signal	Mutual Fund - 5,234 shares	224,966
*	T. Rowe Price Vanguard Small Cap Value Index	Mutual Fund - 3,535 shares	82,466
	Viad Corp	Common Stock - 721,192 shares	20,034,701
			150,600,949

	Unallocated shares of Viad Corp***	Common Stock - 4,361 shares	121,148
	Participant loans receivable	Participant loans - interest at 4.3% to
		8.3% per year, maturing through 2023	2,330,426
			$153,052,523
*	Party-in-interest
**	At contract value
***	The cost of the unallocated shares of Viad Corp is $31,513
Note: Column (d) is not presented in the above table as cost information is not required for participant-directed investments.